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SEC FILE NUMBER
8- ~~45882~~ 8-49882

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED SEP 24 2002 SEC PROCESSING SECTION WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/30/01 (MM/DD/YY) AND ENDING 06/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mydiscountbroker.com, ~~Inc.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, Texas 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal (214) 859-1026
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

2001 Ross Avenue, Suite 1800, Dallas, Texas 75201-2997
(Address) (City) (State)

PROCESSED
P OCT 25 2002
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Daniel Leland, swear (or affirm) that, to the
est of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Mydiscountbroker.com, Inc., as of
June 28, 2002, ~~XX~~, are true and correct. I further swear (or affirm) that neither the company
or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of
customer, except as follows:

JENNY A VANCE
NOTARY PUBLIC
State of Texas
Comm. Exp. 06-07-2006
NOTARY PUBLIC STATE OF TEXAS

[signature]
Signature

Chief Executive Officer
Title

[signature] Jenny A Vance
Notary Public
8-22-02

his report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Accountants

To the Board of Directors and Stockholder of
Mydiscountbroker.com, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Mydiscountbroker.com, Inc. (the "Company") (a wholly owned subsidiary of SWS Group, Inc.) at June 28, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 6, 2002

MYDISCOUNTBROKER.COM, INC.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 28, 2002

ASSETS	
Cash	$ 546
Clearing deposit with affiliate	50,000
Securities owned, at market value	2,494,064
Fixed assets, net of accumulated depreciation of $169,207	71,852
Due from affiliates	9,011,507
Other assets	98,916
Total assets	$ 11,726,885
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable to affiliate	$ 86,487
Total liabilities	86,487
Stockholder's equity	
Common stock with $1 par value. Authorized 50,000 shares, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	33,707,565
Accumulated deficit	(22,068,167)
	11,640,398
Total liabilities and stockholder's equity	$ 11,726,885

The accompanying notes are an integral part of these financial statements.

MYDISCOUNTBROKER.COM, INC.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 28, 2002

Revenues:	
Commissions	$ 3,290,734
Interest	75,420
Investment banking, advisory and administrative fees	40,853
Other	421,233
	3,828,240
Expenses:	
Commissions and other employee compensation	2,100,294
Occupancy, equipment and computer service costs	2,171,297
Communications	623,764
Floor brokerage and clearing organization charges	295,817
Advertising and promotional	3,554,542
Other	339,578
	9,085,292
Loss before income taxes	(5,257,052)
Income tax benefit	(1,839,208)
Net loss	$ (3,417,844)

The accompanying notes are an integral part of these financial statements.

MYDISCOUNTBROKER.COM, INC.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 28, 2002

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at June 29, 2001	1,000	$ 1,000	$ 29,975,960	$ (18,650,323)	$ 11,326,637
Contributions	-	-	3,731,605	-	3,731,605
Net loss	-	-	-	(3,417,844)	(3,417,844)
Balance at June 28, 2002	1,000	$ 1,000	$ 33,707,565	$ (22,068,167)	$ 11,640,398

The accompanying notes are an integral part of these financial statements.

MYDISCOUNTBROKER.COM, INC.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 28, 2002

Cash flows from operating activities:	
Net loss	$ (3,417,844)
Adjustments to reconcile net loss to net cash used in operating activities:	
Impairment of fixed assets, net	171,556
Depreciation	65,760
Cash received from sale of securities	3,731,605
Changes in operating assets and liabilities:	
Securities owned	1,009,983
Other assets	(1,320,612)
Accounts payable to affiliate	(230,771)
Net cash used in operating activities	9,677
Cash flows from investing activities:	
Purchase of fixed assets	(9,313)
Net cash used in investing activities	(9,313)
Net change in cash	364
Cash at beginning of year	182
Cash at end of year	$ 546
Supplemental cash flow disclosures:	
Cash paid for interest	$ -
Cash paid for taxes	$ -
Significant noncash financing activities:	
Contribution of securities from Parent	$ 3,731,605

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Mydiscountbroker.com, Inc. ("Company") is a wholly owned subsidiary of SWS Group, Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Act").

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal period for 2002 ended on June 28, 2002.

The Company is a brokerage firm which offers discounted commissions to the investing public with an emphasis in trading over the Internet. The Company's brokers offer information to enable the client to make informed investment decisions but do not offer investment advice or recommendations. All customer transactions are cleared through an affiliate broker/dealer, SWS Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule. SWS also provides accounting, administrative services, management services and office facilities to the Company. Additionally, SWS collects revenues and pays expenses on behalf of the company. The net effect of these transactions is recorded in accounts payable to affiliate on the statement of financial condition. Based on an agreement between SWS and the Company, SWS may charge a clearing fee for handling the Company's trades. Clearing fees of $295,817 were charged in 2002.

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the act, since no such liabilities existed as of or during the year ended June 28, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash flow reporting

For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in depository accounts.

Fair value of financial instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Securities owned

Marketable securities are carried at quoted market prices. At June 28, 2002 securities owned consisted of money market investments.

Fixed assets

Fixed assets are made up of furniture and fixtures which are stated at cost and depreciated using the straight-line method over the estimated useful life of five or seven years. The Company wrote off fixed assets of $171,556 in 2002 associated with the closing of an office.

Advertising expenses

All advertising costs are expensed as incurred. The Company recognized advertising expense of $3,554,542 for the fiscal year ended June 28, 2002.

Capital Contributions

The Parent contributed equity securities to cover advertising expenses of the Company.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restatement

The Parent contributes equity securities to the Company for advertising expenses. In prior years, these securities were contributed at the original cost basis by the Parent and sold for a gain by the Company. The Company determined that the securities should be contributed at the carrying value by the Parent at the time of transfer. As a result of the change in accounting for these transactions, the previously reported accumulated deficit, additional paid-in capital and total stockholder's equity of $4,312,884, $7,918,362 and $3,606,478 at June 29, 2001, were restated to $18,650,323, $29,975,960 and $11,326,637, respectively. Additionally, a receivable from affiliate in the amount of $9,011,507 was created as a result of taxes already paid by the Company to the Parent.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. At June 28, 2002, the Company had net capital of $2,408,242, which is $2,158,242 in excess of its minimum net capital requirement of $250,000 at that date. At June 28, 2002, the Company had $86,487 in aggregate indebtedness.

4. INCOME TAXES

The Company files a consolidated Federal tax return with the Parent. For purposes of these financial statements, current income taxes are computed as if the Company filed a separate entity income tax return. The income tax benefit is included in accounts payable to affiliate at June 28, 2002 and is approximately $352,000.

NOTES TO FINANCIAL STATEMENTS

Income tax benefit for the fiscal year ended June 28, 2002, (effective rate 35% in 2002) is the same as the amount that would otherwise have been calculated by applying the U.S. Federal corporate tax rate (35% in 2002) to loss before income taxes.

Income taxes as set forth in the statement of operations consist of the following components:

Current	$ 1,766,509
Deferred	72,699
Income tax benefit	$ 1,839,208

The tax effects of temporary differences for depreciation at rates different for tax than financial reporting gave rise to a significant portion of the deferred tax asset. The deferred tax asset, which is included in accounts payable to affiliate, was $73,338 at June 28, 2002.

Due to the nature of the items from which deferred tax assets are derived, management believes that is more likely than not that the Company will realize the benefit of the deferred tax assets.

MYDISCOUNTBROKER.COM, INC.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 JUNE 28, 2002

Total stockholder's equity from the statement of financial condition		$ 11,640,398
Deductions and/or charges - nonallowable assets		
Fixed assets, net	$ (71,852)	
Due from affiliates	(9,011,507)	
Other assets	(98,916)	(9,182,275)
Net capital before haircuts		2,458,123
Haircuts on securities positions		(49,881)
Net capital		2,408,242
Net capital requirement (larger of 1/15 of aggregate indebtedness or $250,000)		250,000
Excess net capital		$ 2,158,242
Aggregate indebtedness		$ 86,487
Ratio of aggregate indebtedness to net capital		28 to 1

Note: The above computation does not differ materially from the computation of net capital under rule 15c3-1 as of June 28, 2002 filed by the Company with the National Association of Securities Dealers, Inc. on July 24, 2002 and as amended on September 18, 2002.

MYDISCOUNTBROKER.COM, INC.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
JUNE 28, 2002

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Independent Accountants Report on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors of
Mydiscountbroker.com Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mydiscountbroker.com, Inc. (the "Company") (a wholly owned subsidiary of SWS Group, Inc.) for the fiscal year ended June 28, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations;
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and
4. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

PRICEWATERHOUSECOOPERS

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 28, 2002 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 6, 2002

PRICEWATERHOUSECOOPERS

MYDISCOUNTBROKER.COM, INC.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 28, 2002

WITH REPORT OF INDEPENDENT ACCOUNTANTS